Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Acquisition of the Goodyear Tire & Rubber Company’s
Hydrocarbon Resin Business Finalized
Paris — September 1st, 2005 — Through subsidiaries Cray Valley and Sartomer, Total has finalized the acquisition of the Goodyear Tire & Rubber Company’s petroleum hydrocarbon resin business, announced in June. The agreement takes effect on September 1, 2005.
With this transaction, Cray Valley/Sartomer acquires the Wingtack® family of tackifying resins, which enjoys a strong reputation in the industry and reported sales of approximately $80 million in 2004.
The new CrayValley/Sartomer petroleum hydrocarbon resin business is now ranked No. 3 in the world, with a comprehensive range of C5 and C9 resins and manufacturing operations in Carling, France, and Channelview and Beaumont, Texas.
The acquisition strengthens Total’s position in the resins market and consolidates its standing as a top-tier chemicals operator.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com